

June 14, 2018

Ray E. Winborne
Chief Financial Officer
GoDaddy Inc.
14455 N. Hayden Rd
Scottsdale, AZ 85260

> **Re: GoDaddy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Filed May 9, 2018**
> **File No. 001-36904**

Dear Mr. Winborne:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 8

1. Please help us better understand the nature of the goods and services transferred to your customers in your domain name registration business. Tell us which services you have combined with others for the purposes of determining your performance obligations and which services you have treated as a separate performance obligation. Refer to ASC 606-10-25-21 and ASC 606-10-50-12 (c).

2.   You disclose that revenue is recognized over the period which the performance obligations are satisfied. For domain name registration, please provide us with your analysis as to how you determined that domain name registration revenue should be recognized over time.   Refer to ASC 606-10-25-27.

3.   Regarding the assets recognized from the costs to obtain a contract, please disclose the amount of related amortization expense recognized during the period. Refer to ASC 340-40-50-3(b).

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joyce Sweeney, Senior Staff Accountant at 202-551-3449 or Christine Dietz, Assistant Chief Accountant at 202-551-3408 with any questions.

                                                Division of Corporation Finance
                                                Office of Information Technologies
                                                and Services

cc: Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.